

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2016

Inger M. Klemp
Chief Financial Officer
Frontline. Ltd.
Par-la-Ville Place, 14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda

      Re: Frontline Ltd.
             Form 20-F for Fiscal Year Ended December 31, 2015
             Filed March 21, 2016
             Form 6-K
             Filed November 30, 2016
             File No. 001-16601

Dear Mr. Klemp:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 6-K filed on November 30, 2016

Exhibit 1

1.   You disclose that achieved net income attributable to the Company adjusted for certain non-cash charges was $16.6 million, or $0.11 per share, for the third quarter of 2016 and $154.7 million, or $0.99 per share, for the nine months ended September 30, 2016. This appears to be a Non-GAAP measure. Please reconcile the non-GAAP measure to the most directly comparable GAAP measure pursuant to Item 100(a)(2) of Regulation G.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Melissa Raminpour for

Lyn Shenk
Branch Chief
Office of Transportation and Leisure